FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November 2005


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                 (Translation of registrant's name into English)

                                   Reid House
                                31 Church Street
                                 Hamilton HM FX
                                     Bermuda
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes___  No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto as Exhibit 1 is a copy of a letter to shareholders of Nordic American Tanker Shipping Limited (the "Company") from the Chairman & CEO of the Company dated November 29, 2005.

Exhibit 1

Nordic American Tanker Shipping Ltd. (the Company) - (NYSE:NAT) Letter to shareholders from the Chairman & CEO

Hamilton, Bermuda, November 29, 2005

Dear Shareholder,

It is now almost 6 months since I wrote to you and as we are approaching the end of the year, I feel it is appropriate to give you a snapshot of our progress.

Since my last letter of July 1st, I have many positive things to report. At the end of 2004 we had four vessels. Our fleet has since increased to eight vessels, including the most recent delivery on November 7th - a 1998-built double hull suezmax tanker now called Nordic Saturn.

The growth of the fleet has been accretive to our dividend capacity in virtually any market condition, enabling us to pay a higher dividend than would have been possible before the fleet expansion.

The spot market rates for suezmax tankers were on average $24,677 per day in the 3rd quarter 2005 according to the spot assessment of the Imarex Tanker Index which gives an indication of the level of the spot market. So far, rates have increased strongly in the 4th quarter.

The spot market Imarex rate for suezmax tankers on November 28th stood at $73,144. The average spot rate as reflected by Imarex was $54,295 for October and $66,045 for November up to and including November 28th, producing an average spot level as from October 1st and up to November 28th of $59,871. The spot market level almost directly determines our cash flow and therefore the calculation of the dividend.

As matters stand now, unless there are material unforeseen events, we are confident that the 4th quarter 2005 results will be much better than the 3rd quarter 2005 results. The 4th quarter 2005 has shown us that the supply and demand balance in the market for crude oil carriers remains tight and this has been reflected in the strong rates.

As a matter of policy we do not predict spot charter rates. However, in our view, the fundamentals of our business look promising. Please note, though, that spot charter rates are highly volatile and could rise, fall or remain at present levels.

Our strategy is to continue to grow in a manner that is accretive to our dividends and earnings per share. Our credit line of $300m gives us the necessary financial flexibility to expand as opportunities arise but, as in the past, we will consider only high quality double hull vessels.

The longer term prospects for the tanker market depend, above all, upon developments at the macro economic level. Continued growth in the USA and particularly in emerging economies will result in increased oil consumption. With regard to the supply side of tanker tonnage, single hull vessels are in an increasingly precarious situation. Because of legislative and environmental restrictions imposed by governmental agencies, single hull vessels are expected to be phased out over the next few years, in line with a mandatory schedule.

I would like to stress that the main objective of this Company continues to be value creation via a transparent, predictable and clear strategic platform based on a unique operating model.

Thank you very much for the continued interest you show in the Company and best wishes for the Holiday Season and the New Year!

For further details on our Company, please see www.nat.bm


Sincerely,

Herbjorn Hansson
Chairman and Chief Executive Officer


            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.

Contacts:
                     Scandic American Shipping Ltd
                     Manager for:
                     Nordic American Tanker Shipping Ltd.
                     P.O Box 56, 3201 Sandefjord, Norway
                     Tel: + 47 33 42 73 00 E-mail:  nat@scandicamerican.com

                     Web-site:  www.nat.bm

                     Rolf Amundsen
                     Chief Financial Officer
                     Nordic American Tanker Shipping Ltd.
                     Tel: +1 800 601 9079 or + 47 908 26 906

                     Herbjorn Hansson
                     Chairman & CEO
                     Nordic American Tanker Shipping Ltd.
                     Tel:  +1 866 805 9504 or + 47 901 46 291

SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                                  (registrant)



Dated:  November 29, 2005            By:  /s/ Herbjorn Hansson
                                           ---------------------------
                                            Herbjorn Hansson
                                            Chairman, Chief Executive Officer
                                            and President


01318.0002 #622023